Exhibit 99.1

ASX RELEASE | July 17, 2018 | ASX:PLL; NASDAQ:PLLL

PIEDMONT COMPLETES BENCH-SCALE TESTWORK PROGRAM TO PRODUCE SPODUMENE CONCENTRATE

•	Optimized flotation and magnetic separation results achieved consistent high-grade spodumene concentrates (Li2O>6.0%) with low iron content (Fe2O3<1%)

•	Heavy Liquid Separation results offer opportunity for a potential Dense Medium Separation circuit prior to flotation

•	Ore sorting and initial pilot scale testwork scheduled for Q3 2018

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to report that the Company has completed a bench-scale metallurgical testwork program to produce spodumene concentrate from ore samples from the Company’s proposed vertically-integrated Piedmont Lithium Project located in North Carolina, USA.

Piedmont has partnered with North Carolina State University’s Minerals Research Laboratory (MRL) to complete bench-scale testwork including spodumene flotation optimization, magnetic separation to remove iron from spodumene concentrate and Heavy Liquid Separation (HLS) to evaluate the potential for a Dense Medium Separation (DMS) circuit.

The completed testwork program confirms the interim flotation and magnetic separation results which the Company published in April 2018 with additional testwork on four composited samples collected from multiple exploration corridors within the Project’s core property.

Spodumene Concentration: Flotation and Magnetic Separation Results

Spodumene direct flotation tests followed by magnetic separation tests were conducted on four samples of Piedmont ore.  The flotation results showed that spodumene concentrates with grade of greater than 6.0% Li2O were achievable with two-stage magnetic separation tests reducing iron content to less than 1.0% Fe2O3 (Table 1).

Table 1: Final Spodumene Concentrate Obtained from Flotation Followed by Magnetic Separation of Four Piedmont Ore Samples
Stream	Mass Pull (%)	Li2O Performance		Fe2O3 (%)
		Grade (%)	Distribution (%)[2]
Final Spodumene Concentrate[1]	14.0-19.0	6.0-6.5	71.3-82.4	0.66-0.76
Note 1: The final spodumene concentrate includes the non-magnetic products of both magnetic separation steps. Note 2: Distribution excludes internal streams recycle.

Additionally, it was demonstrated that the ultimate tailings streams of the bench-scale flowsheet had low Li2O losses as shown in Table 2.

Table 2: Ultimate Tailings of Bench-Scale Tests
Stream	Mass Pull (%)	Li2O Performance			Fe2O3 (%)
		Grade (%)	Distribution (%)[1]	Cumulative Distribution (%)
Final Magnetic Tailings	1.0-1.8	3.4-4.7	3.0-4.8	3.0-4.8	8.62-13.70
Scavenger Flotation Tailings	52.7-59.4	0.02-0.03	0.9-1.2	4.0-5.8	0.08-0.11
Final Fines (-20 microns) Tailings	7.4-10.7	1.05-1.55	7.5-9.0	12.2-14.2
Note 1: Distribution excludes internal streams recycle.

The bench-scale testwork results will underpin the spodumene concentrator process design within Piedmont’s Scoping Study which is expected in Q3 2018.  Additionally, the bench-scale results will be used to guide future pilot-scale testwork programs.

Spodumene Concentration: Heavy Liquid Separation Results

The MRL conducted HLS tests on a Piedmont ore sample to evaluate a potential DMS circuit for upgrading spodumene prior to flotation. The HLS results showed that the potential DMS circuit may produce a final spodumene concentrate with a Li2O content of 5-6% at a specific gravity cut of 2.95 as shown in Table 3.

Table 3: Heavy Liquid Separation Results: 2.95 Sink Products at Varying Feed Top Sizes
Top Size (mm)	Bottom Size (mm)	Weight (%)	Li2O (%)	Li2O Distribution (%)	Fe2O3 (%)
12.7	0.5	6.9	5.04	30.11	2.78
9.5	0.5	7.4	5.37	34.13	2.53
6.35	0.5	9.3	5.75	45.89	1.99
3.35	0.5	12.7	6.09	62.80	1.73

In addition, the DMS may exclude a portion of the raw feed to final tailings with low Li2O losses at a specific gravity cut of 2.70 (Table 9 in Appendix 1). Finally, the portion of the feed in the specific gravity range of -2.95+2.70 considered as middlings may produce a pre-concentrated feed to the flotation circuit (Table 8 in Appendix 1).

The HLS summary data showed that DMS may be a potential circuit within Piedmont’s planned spodumene concentrator. Piedmont will undertake trade-off studies and further testwork to evaluate the potential of DMS as a pre-concentration or final product process circuit design.

These trade-off studies will be included in a planned update to the Company’s Scoping Study.  The Update will be completed in the second half of 2018.

Future Work

The MRL is concluding bench-scale by-products production tests from tailings samples. The tests include evaluation for the potential of saleable quartz, feldspar, and mica (muscovite) products.  Final results are expected in the coming weeks.

Piedmont expects to produce a minimum of 100 kg sample of spodumene concentrate for bench-scale lithium chemical conversion testwork. The testwork is expected to commence in H2 2018.

Pilot plant-scale concentration testwork using a bulk sample is also scheduled for H2 2018.

Initial ore sorting testwork is scheduled for early August using Steinert ore sorting technology.

The conclusion of the bench-scale testwork provides important but initial metallurgical results.  The following schedule shown in Table 4 outlines Piedmont’s planned testwork activities over the next 12 months.

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

About North Carolina State University’s Minerals Research Lab

Robert Mensah-Biney, director of the MRL, said, “The NC State University Minerals Research Laboratory (MRL) has extensive knowledge and experience with the spodumene industry of North Carolina in the Kings Mountain area. In the past, the MRL has provided research and development services for the spodumene mines that operated in the Kings Mountain area until the 1990s when spodumene mineral activities were terminated.  Our archives hold reports of research projects that are valuable resources for these new greenfield industries coming to North Carolina. We are pleased to provide Piedmont Lithium with services in the physical separation processes to produce high grade spodumene concentrate for the downstream lithium chemical plant” said Mensah-Biney. “This exciting work allows us to further the MRL mission that includes working for the beneficiation, reclamation, preservation and wise use of North Carolina’s natural mineral resources.”

About Piedmont Lithium

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s.  The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.  It is a premier location to be developing and integrated lithium business based on its favourable geology, proven metallurgy and easy access to infrastructure, power, R&D centres for lithium and battery storage, major high-tech population centres and downstream lithium processing facilities.

Piedmont Lithium Locations within the Carolina Tin-Spodumene Belt

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of United States securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian mining terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Australian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained lithium oxide" or “lithium carbonate equivalent” in a resource is permitted disclosure under Australian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

Competent Persons Statement

The information in this announcement that relates to Metallurgical Testwork Results is based on, and fairly represents, information compiled or reviewed by Dr. Hamid Akbari, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Dr. Akbari is a consultant to the Company. Dr. Akbari has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Metallurgical Results. Dr. Akbari consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Appendix 1:  Summary Optimized Testwork Results

Spodumene Concentration Results

Spodumene direct flotation tests were conducted on four samples of Piedmont ore named B, F, F2 and G.  The flotation tests included a rougher, a scavenger and three cleaners. The flotation results showed that a spodumene concentrate with a grade of greater than 6.0% Li2O was achievable. Magnetic separation tests were performed in two steps on the spodumene flotation concentrate to remove iron content to less than 1% Fe2O3.

Over 70 flotation and magnetic separation tests were performed to optimize the process to produce spodumene concentrate with >6.0% Li2O and <1.0% Fe2O3. These tests used four metallurgical composite samples from different corridors of the Piedmont Core Property.  The samples were labelled as B, F, F2, and G with Li2O grades of 1.62%, 1.22%, 1.38%, and 1.32%, respectively.  Head grades of samples reported in the release have a reporting accuracy of ±0.1%.  The test conditions included:

•	Optimization of the particle size of flotation feed: top size around 200-600 microns and bottom size 20 to 38 microns

•	Variation of flotation pH: 5.0-9.0

•	Multistage grinding to minimize generation of fines (-20/38 microns) and consequently, reduce lithium losses to fines

•
Evaluation of different types of flotation reagents, specifically collectors.  The following reagents were evaluated: AERO 704 (Solvay), AERO 727 (Solvay), Custofloat 7080 (ARMAZ), Custofloat 7080A (ARMAZ), Custofloat 820B (ARMAZ), Custofloat 2403 (ARMAZ), CYQUEST 3223 (Solvay).

•
Evaluation of iron removal from the spodumene concentrate with a Wet High Intensity Magnetic Separator (WHIMS). The spodumene concentrate from flotation was acid washed with sulfuric acid at pH around 2.5 prior to the wet magnetic separation. The wet magnetic separation consisted of two steps. The first step involved three passes through the WHIMS with electromagnetic intensity of 20,000 Gauss (2.0 Tesla) per pass. The magnetic product of the first step was then passed though the WHIMS at 10,000 Gauss in the second step to recover some portion of spodumene lost to magnetic tailings.

The optimized conditions for flotation were: feed size: 250 x 20 microns; conditioning pH: 7.0; collector: AERO 727 (Solvay) at 0.75 kg/t; dispersant: CYQUEST 3223 (Solvay) at 0.12 kg/t; conditioning time: 5-10 minutes; spodumene concentrate cleaning stages: 3 cleaners.

The bench-scale spodumene flotation and magnetic separation tests on Piedmont ore resulted in three types of streams: final spodumene concentrate (the combination of non-magnetic products of both magnetic separation steps in Figure 3), internal streams which will be recycled in a continuous operation (1st cleaner tailings, 2nd cleaner tailings, 3rd cleaner tailings, and scavenger concentrate in Figure 2), and final tailings (scavenger flotation tailings in Figure 2, final magnetic tailings in Figure 3, and fines (-20 microns) tailings in Figure 1). In the bench level testwork program, the internal streams were not recycled.

The range of spodumene concentrate, internal streams and final tailings results obtained from final optimized bench-scale tests conducted on samples B, F, F2 and G are reported in Table 5.

Table 5: Range of Spodumene Concentrate, Internal Streams and Final Tailings obtained from optimized bench-scale tests
Stream	Mass Pull (%)	Li2O Performance		Fe2O3 (%)
		Grade (%)	Distribution (%)[2]
Final Spodumene Concentrate	14.0-19.0	6.0-6.5	71.3-82.4	0.66-0.76
Internal Streams	13.6-22.9	0.27-0.82	3.5-14.6	-
Scavenger Flotation Tailings	52.7-59.4	0.02-0.03	0.9-1.2	0.08-0.11
Final Magnetic Tailings	1.0-1.8	3.4-4.7	3.0-4.8	8.62-13.70
Fines (-20 microns) Tailings	7.4-10.7	1.05-1.55	7.5-9.0	-
Analysed Head Feed	-	1.22-1.62	-	0.39-0.52

Piedmont’s by-product study will focus on the reprocessing of spodumene flotation tailings (scavenger flotation tailings) for the production of quartz, feldspar, and mica.

Heavy Liquid Separation Results

HLS tests were performed on a fresh metallurgical composite labelled as BG2 with feed grade of 1.17-1.40% Li2O. The sample for the tests were prepared by size reduction of the bulk composite to pass 12.7 mm.  Several individual size fractions were separated from the minus 12.7 mm composite to be used for the heavy liquids testing. Seven size fractions including 12.7 x 9.5 mm; 9.5 x 6.35 mm; 6.35 x 3.35 mm; 3.35 x 2.0 mm; 2.0 x 0.85 mm; 0.85 x 0.50 mm and 0.50 x 0.25 mm and five heavy liquid densities of 2.60, 2.70, 2.80, 2.90 and 2.95 gr/cm3 were evaluated.  Sieve analysis and grade of sample is shown in Table 6.

Table 6: Sieve Analysis and Grade of HLS Testwork Sample
Size		Weight		Li2O (%)			Fe2O3 (%)
Top (mm)	Bottom (mm)	Individual (%)	Cumulative Passing (%)	Grade (%)	Distribution (%)	Cumulative Distribution (%)
12.7	9.5	22.9	77.1	1.12	22.6	22.6	0.59
9.5	6.35	30.0	47.0	1.17	30.8	53.3	0.54
6.35	3.35	20.1	27.0	1.12	19.6	73.0	0.51
3.35	2	6.8	20.1	1.28	7.7	80.7	0.53
2	0.85	6.9	13.3	1.23	7.4	88.1	0.56
0.85	0.50	3.0	10.2	1.29	3.4	91.5	0.62
0.50	0.25	3.7	6.5	1.14	3.7	95.2	0.66
0.25	0	6.5	0.0	0.84	4.8	100.0	0.84
Total (Calculated Feed)		100.0	-	1.14	100.0	-	0.57
Analyzed Feed				1.40			0.58
				1.17			0.61

The results of HLS tests showed that a potential DMS circuit may have three outputs considered as spodumene concentrate, middlings, and rejects. The DMS spodumene concentrate may be the sink product at a specific gravity of 2.95 as shown in Table 7 for different feed top sizes. The DMS middlings may be the portion of the raw feed reported to float 2.95 and sink 2.70 as given in Table 8. This middlings may be the pre-concentrated feed to the flotation circuit. Finally, the DMS rejects may be the float product at a specific gravity of 2.70 as shown in Table 9.

Table 7 shows the potential for final concentrate products from DMS based on various feed top sizes and a bottom size of 0.5 mm.  DMS trade-off studies will be undertaken for a Scoping Study Update in 2H 2018.

Table 7: Potential Recovery of Spodumene to Product (Sink 2.95)
Top Size (mm)	Bottom Size (mm)	Weight (%)	Li2O (%)	Li2O Distribution (%)	Fe2O3 (%)
12.7	0.5	6.9	5.04	30.11	2.78
9.5	0.5	7.4	5.37	34.13	2.53
6.35	0.5	9.3	5.75	45.89	1.99
3.35	0.5	12.7	6.09	62.80	1.73

DMS middlings data are shown in Table 8.  A trade-off study of DMS as a pre-concentration step will be undertaken for a Scoping Study Update in the second half of 2018.  An evaluation of re-grind of DMS middlings with feed to flotation will also be considered.

Table 8: Potential Recovery of Spodumene to Middlings (Sink 2.70 x Float 2.95)
Top Size (mm)	Bottom Size (mm)	Weight (%)	Li2O (%)	Li2O Distribution (%)	Fe2O3 (%)
12.7	0.5	21.3	2.49	45.85	0.76
9.5	0.5	21.3	2.40	43.83	0.78
6.35	0.5	20.2	2.26	39.33	0.90
3.35	0.5	13.0	2.14	22.69	1.16

Potential DMS rejects are reported in Table 9.

Table 9: Potential Recovery of Spodumene to Primary Rejects (Float 2.70)
Top Size (mm)	Bottom Size (mm)	Weight (%)	Li2O (%)	Li2O Distribution (%)	Fe2O3 (%)
12.7	0.5	71.8	0.39	24.04	0.28
9.5	0.5	71.3	0.36	22.04	0.27
6.35	0.5	70.5	0.24	14.79	0.25
3.35	0.5	74.3	0.24	14.51	0.24

The potential capital and operating cost impacts of DMS circuit addition to the Piedmont spodumene concentrator will be evaluated in future study. The potential impact of DMS performance on by-product quality will also be evaluated.

Appendix 2 - Testwork Program Block Diagrams

The block diagrams on the following pages graphically summarize the procedures for spodumene flotation and magnetic separation tests.

Flotation Feed Preparation Block Diagram

The half-size drilling core samples of B, F, F2 and G sent to the MRL were first separately crushed into minus 3.35 mm size fraction and then split into 1-kg representative subsamples which were used in the entire course of the bench-scale testwork program.

In each spodumene flotation test, a 1-kg subsample with size of -3.35 mm was first ground in a laboratory-scale rod mill in multistage grinding and then deslimed. The deslimed sample was attrition scrubbed and then deslimed to remove the remained fines on the surface of particles. The slimes (-20 microns) were considered as the final fines tailings. Figure 1 shows the flotation feed preparation procedure.

Figure 1 - Flotation Feed Preparation Block Diagram

Flotation Block Diagram

Spodumene samples were subjected to a rougher flotation, scavenger flotation, and three cleaners in accordance with the block flow diagram presented in Figure 2.  Internal streams shown in green were not recycled during the bench level testwork.
Scavenger tailings were saved as feed material for by-product production testing.

Figure 2 – Bench-Scale Spodumene Flotation Block Diagram

Flotation Optimized Conditions

Table 10 itemizes the final optimized flotation conditions which were determined at the conclusion of the bench-scale testwork program.  Future pilot plant testwork will utilize these parameters as the starting point for further study.

Table 10 – Optimized Conditions for Bench-Scale Flotation Tests
Parameter	Unit	Optimized Value
Grinding time	min	6+4+2+1
Top Size	micron	250
D80	micron	160-180
Bottom Size	micron	20
pH	-	7
Collector Type	AERO 727	-
Collector Dosage	Kg/t	0.75
Dispersant Type	CYQUEST 3223
Dispersant Dosage	Kg/t	0.12
Conditioning Time	min	5-10

Magnetic Separation block diagram

Iron was removed from the spodumene flotation concentrate (the 3rd cleaner concentrate in Figure 2) using a Wet High Intensity Magnetic Separator (WHIMS) in two steps. The first step included 3 passes at 2 Tesla magnetic intensity and the second step included one pass at 1 Tesla magnetic intensity as shown in Figure 3. The non-magnetic product of the second step could either be combined with the final spodumene concentrate or recycled to the first step magnetic separation.

Figure 3 - Bench-Scale Spodumene Concentrate magnetic separation Block Diagram

Magnetic Separation Optimized Conditions

The optimized conditions obtained from bench-scale magnetic separation tests are shown in Table 11.

Table 11 – Optimized Conditions of Magnetic Separation in Spodumene Concentrate
Parameter	Unit	Optimized Value
Acid Washing Time	min	3-5
Acid Washing pH	pH	2.5
Rougher Magnetic Separation	Tesla	2
Rougher Magnetic Separation	Operating condition	3 passes (70%, 30amp)
Scavenger Magnetic Separation	Tesla	1
Scavenger Magnetic Separation	Operating condition	1 pass (25%, 10amp)

Appendix 3: JORC Table 1 Checklist of Assessment and Reporting Criteria
Section 1 Sampling Techniques and Data

Criteria	JORC Code explanation	Commentary
Sampling techniques
>  Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as downhole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.

>  Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.

>  Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases, more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.

Metallurgical Samples:  Bench-scale spodumene concentrate testwork was completed on four samples of Piedmont ore named B, G, F and F2.  Theses samples were composites of ½ NQ core from select mineralized zones from Phase 1 and Phase 2 drilling programs.  Specifically, the B sample consisted of select mineralized zones from Holes 17-BD-21, 22 and 23,.the G sample consisted of select mineralized zones from Holes 17-BD-24, 25, 26, 27, and 28, the F sample consisted of select mineralized zones from Holes 17-BD-29,30 and 31 and the F2 sample consisted of select mineralized zones from Holes 17-BD-49,60,69,71,73,80,83.

Heavy Liquid Separation (HLS) testwork was conducted on a sample labeled BG2 consisted of ½ NQ core from select mineralized zones from the Phase 2 drilling programs.  The BG2 sample was composited from Holes 17-BD-53, 82, 58, 68, 81, 87, 48.

For all holes included in the samples above, the original exploration samples averaged 1 m in length but were designed to break on lithologic and textural boundaries. Exploration results for Li2O have been released in prior Press Releases.

Bench-scale metallurgical tests reported in this release were conducted on subsamples of Corridor B, Corridor G, and Corridor F composite samples. Four (4) samples were prepared for the flotation testwork program named B, G, F, and F2 graded at 1.62%, 1.32%, 1.22% and 1.38% Li2O, respectively.  Head grades have a reporting accuracy of ±0.1%.

The samples were transported to North Carolina State University’s Minerals Research Laboratory (MRL) in August 2017 by Piedmont Lithium Geologist.

Sample preparation for HLS testwork program included a composited sample of crushed ½ NQ core from B-G corridors collected on January 25, 2018.  Intercepts were selected to simulate a Li2O grade which would approximate the average grade of all samples collected from B-G corridor.  A probability plot was created to validate the sampling:

An additional 150kg sample of intercepts from F corridor were composited from ½ NQ core in January 2017.  Intercepts were selected to simulate a Li2O grade which would approximate the average grade of all samples collected from F corridor.  A probability plot was created to validate the sampling.

Criteria	JORC Code explanation	Commentary

Drilling techniques
>  Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

All drilling on the property has been diamond drill core, the holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered.  Drill core was recovered from surface.  All samples for metallurgical testing are from diamond core.

Drill sample recovery
>  Method of recording and assessing core and chip sample recoveries and results assessed.

>  Measures taken to maximise sample recovery and ensure representative nature of the samples.

>  Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.

The core was transported from the drill site to the logging facility in covered boxes with the utmost care. Once at the logging facility, the following procedures were carried out on the core:

1.   Re-aligning the broken core in its original position as closely as possible.

2.   The length of recovered core was measured, and meter marks clearly placed on the core to indicate depth to the nearest centimetre.

3.    The length of core recovered was used to determine the core recovery, which is the length of core recovered divided by the interval drilled (as indicated by the footage marks which was converted to meter marks), expressed as a percentage. This data was recorded in the database. The core was photographed wet before logged.

4.    The core was photographed again immediately before sampling with the sample numbers visible.

Sample recovery was consistently good except for zones within the oxidized clay and saprolite zones.  These zones were generally within the top 20m of the hole.  No relationship is recognized between recovery and grade.  The drill holes were designed to intersect the targeted pegmatite below the oxidized zone.

Logging
>  Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.

>  Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography.

>  The total length and percentage of the relevant intersections logged.

Geologically, data was collected in detail, sufficient to aid in Mineral Resource estimation.

Core logging consisted of marking the core, describing lithologies, geologic features, percentage of spodumene and structural features measured to core axis.

The core was photographed wet before logging and again immediately before sampling with the sample numbers visible.

All the core from the forty-one holes reported was logged.

Criteria	JORC Code explanation	Commentary
Sub-sampling techniques and sample preparation
>  If core, whether cut or sawn and whether quarter, half or all core taken.

>  If non-core, whether riffled, tube sampled, rotary split, etc. and whether sampled wet or dry.

>  For all sample types, the nature, quality and appropriateness of the sample preparation technique.

>  Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.

>  Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.

>  Whether sample sizes are appropriate to the grain size of the material being sampled.

Metallurgical Samples: Theses samples were composites of sawn ½ NQ core from select mineralized zones from Phase 1 and Phase 2 drilling programs

Bench-scale metallurgical tests reported in this release were conducted on subsamples of Corridor B, Corridor G, and Corridor F composite samples.  Four (4) samples were prepared for the flotation testwork program named B, G, F, and F2 graded at 1.62%, 1.32%, 1.22% and 1.38% Li2O respectively.  Head grades have a reporting accuracy of ±0.1%.

The samples were transported to North Carolina State University’s Minerals Research Laboratory (MRL) in August 2017 by Piedmont Lithium Geologist.

Sample preparation for HLS testwork program included a composited sample of crushed ½ NQ core from B-G corridors collected on January 25, 2018.  Intercepts were selected to simulate a Li2O grade which would approximate the average grade of all samples collected from B-G corridor.  A probability plot was created to validate the sampling:

An additional 150kg sample of intercepts from F corridor were composited from ½ NQ core in January 2017.  Intercepts were selected to simulate a Li2O grade which would approximate the average grade of all samples collected from F corridor.  A probability plot was created to validate the sampling.

Quality of assay data and laboratory tests
> The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.

> For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.

> Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

The focus of the bench-scale testwork program undertaken by NC State University’s Minerals Research Laboratory (MRL) was to optimize bench-scale flotation for the maximum grade and recovery of spodumene concentrate and minimize iron content in the final spodumene concentrate product.

The MRL have performed more than 70 bench-scale tests to date which included variation of test conditions including:

-      Optimization of the feed top size to flotation ranging from around 200 to 600 microns
-      Two bottom sizes of 38 and 20 microns for the flotation feed
-      Variation to pH between 5.0 and 9.0
-      Variation to the conditioning time between 3-15 minutes
-      Multistage grinding for the minimization of fines generation
-      Change to collector
-      Variation to the number and intensity of magnetic separation stages for iron removal

The bench-scale results reported in this release represent the final results of the bench-scale flotation testwork program.

Bench-scale spodumene flotation tests were performed as follows:

For each flotation test, a 1-kg subsample was ground using multistage grinding in a laboratory rod mill to a top size of 250 microns. The sample was then deslimed at 20 microns, attrition scrubbed, and subjected to a second-stage desliming at 20 microns.

The flotation of spodumene was a direct flotation meaning spodumene was floated from the gangue minerals. First, spodumene was floated in the rougher flotation stage. Then, the spodumene concentrate was cleaned in three steps (1st, 2nd and 3rd cleaner stages) to obtain the highest achievable grade for Li2O content in the spodumene concentrate.

Criteria	JORC Code explanation	Commentary

The tailings of the rougher flotation was further processed in the scavenger flotation stage to recover any spodumene left in the tailings.  In each flotation stage, the concentrate was floated to exhaustion. Flotation was optimized at pH = 7.0 using AERO 727 (Solvay) as collector.

A final optimized flotation condition was developed at the conclusion of study:

-      Multistage Grinding Time at 6+4+2+1 minutes
-      Top Size: 250 microns
-      D80: 160-180 microns
-      Bottom Size: 20 microns
-      pH: 7.0
-      Collector Type: AERO 727 (Solvay)
-      Collector Dosage: 0.75 kg/t
-      Dispersant Type: CYQUEST 3223 (Solvay)
-      Dispersant Dosage: 0.12 kg/t
-      Conditioning Time: 5-10 minutes

The spodumene concentrate from flotation was acid washed with sulfuric acid at a pH around 2.5 prior to the wet magnetic separation. Then, Iron was removed from the spodumene flotation concentrate (the 3rd flotation cleaner concentrate in Figure 2) using a Wet High Intensity Magnetic Separator (WHIMS) in two steps. The first step or rougher step included 3 passes of materials through a WHIMS at 2 Tesla magnetic intensity. The non-magnetic product of the first step was the final spodumene concentrate. The magnetic product of the first step was then passed once through the WHIMS at 1 Tesla magnetic intensity in the second step or scavenger to recover some of spodumene lost to the magnetics. The non-magnetic product of the second step could either be combined with the final spodumene concentrate or recycled to the first step magnetic separation. In addition, the magnetic tailings of the second step was considered as the final magnetic tailings.

The magnetic separation optimized conditions were concluded as follows:

-      Acid washing time: 3-5 minutes
-      Acid washing pH: 2.5
-      Rougher magnetic separation operating conditions: 3 passes at 20,000 Gauss
-      Scavenger magnetic separation operating conditions: 1 pass at 10,000 Gauss

For HLS tests, the sample was prepared and analyzed in the following manner:

1.          Sample Preparation:
Crushing: The sample was crushed to -12.7 mm size using lab crushers.
Sizing: The sample was sized using the following seven sieves:

12.7, 9.5, 6.35, 3.35, 2, 0.85, 0.5, and 0.25 mm

2.          Heavy Liquid Separation:
Size fractions: HLS tests were separately conducted on the individual size fractions as follows:

-12.7+9.5 mm, -9.5+6.35 mm, -6.35+3.35 mm, -3.35+2 mm, -2+0.85 mm, -0.85+0.5 mm, -0.5+0.25 mm.

Densities: Each size fraction was tested for the following five heavy liquid densities:

2.60, 2.70, 2.80, 2.90, 2.95 gr/cm3

In total, there were 35 HLS tests (seven size fractions × five densities) for the main sample.

3.          Chemical Analysis:
There were a total of 42 final products (seven size fractions × six products from five densities). The following assays were conducted on the samples:

Li2O, Fe2O3

The results of HLS tests showed that a potential DMS circuit may have three outputs considered as spodumene concentrate, middlings, and rejects. The DMS spodumene concentrate may be the sink product at a specific gravity of 2.95. The DMS rejects, excluding a significant portion of the raw feed from entering to the grinding and flotation circuits, may be the float product at a specific gravity of 2.70. Finally, the DMS middlings, the portion of the raw feed reported to float 2.95 and sink 2.70, may be the pre-concentrated feed to the flotation circuit.

All samples from flotation, magnetic separation and HLS tests were collected, dried, weighed, and shipped to Hazen Research, Inc. in Golden, Colorado for assay.

Received samples were pulverized to 100% passing 75 microns and subjected to hydrofluoric acid exposure prior to 4-acid dissolution to ensure complete dissolution and liberation of lithium.  The resulting solution was analyzed using flame atomic absorption (AA) spectroscopy.

Repeat sample analyses were performed for every 10 samples with a certified reference material analyzed every 20 samples.

Criteria	JORC Code explanation	Commentary
Verification of sampling and assaying
> The verification of significant intersections by either independent or alternative company personnel.

> The use of twinned holes.

> Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.

> Discuss any adjustment to assay data.

Metallurgical Sample:  Multiple representatives of Piedmont Lithium, Inc. have inspected the testwork.

Dr. Hamid Akbari (North Carolina State University’s Mineral Research Laboratory) directed the testwork program.  Dr. Akbari reviewed and provided comments on how to improve the analytical methods used by Hazen Research and these have been addressed.

No adjustments or calibrations were made to the primary analytical data reported for metallurgical testwork results for the purpose of reporting assay grades or mineralized intervals

Location of data points
>  Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.

> Specification of the grid system used.

> Quality and adequacy of topographic control.

Drill collars were located with the Trimble Geo 7 which resulted in accuracies <1m.

All coordinates were collected in State Plane and re-projected to Nad83 zone17 in which they are reported.

Drill hole surveying was performed on each hole using a REFLEX EZ-Trac multi-shot instrument. Readings were taken approx. every 15 meters (50 feet) and recorded depth, azimuth, and inclination.

Data spacing and distribution
> Data spacing for reporting of Exploration Results.

> Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.

> Whether sample compositing has been applied.

N/A
Orientation of data in relation to geological structure
> Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.

>  If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.

N/A
Sample security	> The measures taken to ensure sample security.	Metallurgical samples – all metallurgical samples were transported to North Carolina State University’s Minerals Research Laboratory by Piedmont Lithium Geologist.
Audits or reviews	> The results of any audits or reviews of sampling techniques and data.

Metallurgical samples: Dr. Hamid Akbari (North Carolina State University’s Mineral Research Laboratory (MRL)) directed the testwork program.  Dr. Akbari reviewed and provided comments on how to improve the analytical methods used by Hazen Research and these have been addressed.

Piedmont representatives have visited the MRL and reviewed all results.

Section 2 Reporting of Exploration Results

Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status
>  Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.

> The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

Piedmont, through its 100% owned subsidiary, Piedmont Lithium, Inc., has entered into exclusive option agreements with local landowners, which upon exercise, allows the Company to purchase (or long term lease) approximately 1200 acres of surface property and the associated mineral rights from the local landowners.

There are no known historical sites, wilderness or national parks located within the Project area and there are no known impediments to obtaining a licence to operate in this area.

Exploration done by other parties	> Acknowledgment and appraisal of exploration by other parties.
The Project is focused over an area that has been explored for lithium dating back to the 1950’s where it was originally explored by Lithium Corporation of America which was subsequently acquired by FMC Corporation. Most recently, North Arrow explored the Project in 2009 and 2010.  North Arrow conducted surface sampling, field mapping, a ground magnetic survey and two diamond drilling programs for a total of 19 holes. Piedmont Lithium, Inc. has obtained North Arrow’s exploration data.

Geology	> Deposit type, geological setting and style of mineralisation.
Spodumene pegmatites, located near the litho tectonic boundary between the inner Piedmont and Kings Mountain belt.  The mineralization is thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as Li, tin (Sn).  The dikes are considered to be unzoned.

Drill hole Information
>  A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:

> easting and northing of the drill hole collar

> elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole collar

> dip and azimuth of the hole

> down hole length and interception depth

> hole length.

>  If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.
N/A
Data aggregation methods
>  In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.

> Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.

>  The assumptions used for any reporting of metal equivalent values should be clearly stated.

Metallurgical samples:  Bench-scale spodumene concentration testwork was completed on four samples named B, G, F and F2.  Theses samples were composites of ½ NQ core from select mineralized zones from Phase 1 and Phase 2 drilling programs.  Specifically, the B sample consisted of select mineralized zones from Holes 17-BD-21, 22 and 23, the G sample consisted of select mineralized zones from Holes 17-BD-24, 25, 26, 27, and 28, the F sample consisted of select mineralized zones from Holes 17-BD-29, 30 and 31 and the F2 sample consisted of select mineralized zones from Holes 17-BD-49, 60, 69, 71, 73, 80, and 83.

HLS testwork was conducted on a sample labeled BG2 consisted of ½ NQ core from select mineralized zones from the Phase 2 drilling programs. The BG2 sample was composited from Holes 17-BD-53, 82, 58, 68, 81, 87, and 48.

For all holes included in the samples above, the original exploration samples averaged 1 m in length but were designed to break on lithologic and textural boundaries. Exploration results for Li2O have been released in prior Press Releases.

Relationship between mineralisation widths and intercept lengths
>  These relationships are particularly important in the reporting of Exploration Results.

>  If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.

>  If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).
N/A

Criteria	JORC Code explanation	Commentary
Diagrams
>  Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.
N/A
Balanced reporting
>  Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.

Metallurgical Sample:

Data reported represents the range of most recent optimized results obtained from the bench-scale testwork program. These tests were performed on the basis of the following test conditions:

A final bench-scale optimized flotation condition was developed at the conclusion of study:

-      Multistage Grinding Time at 6+4+2+1 minutes
-      Top Size: 250 microns
-      D80: 160-180 microns
-      Bottom Size: 20 microns
-      pH: 7.0
-      Collector Type: AERO 727 (Solvay)
-      Collector Dosage: 0.75 kg/t
-      Dispersant Type: CYQUEST 3223 (Solvay)
-      Dispersant Dosage: 0.12 kg/t
-      Conditioning Time: 5-10 minutes

The magnetic separation optimized conditions were concluded as follows:

-      Acid washing time: 3-5 minutes
-      Acid washing pH: 2.5
-      Rougher magnetic separation operating conditions: 3 passes at 20,000 Gauss
-      Scavenger magnetic separation operating conditions: 1 pass at 10,000 Gauss

The results of HLS tests showed that a potential DMS circuit may have three outputs considered as spodumene concentrate, middlings, and rejects. The DMS spodumene concentrate may be the sink product at a specific gravity of 2.95. The DMS rejects, excluding a significant portion of the raw feed from entering to the grinding and flotation circuits, may be the float product at a specific gravity of 2.70. Finally, the DMS middlings, the portion of the raw feed reported to float 2.95 and sink 2.70, may be the pre-concentrated feed to the flotation circuit.

Other substantive exploration data
>  Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.
N/A
Further work
>  The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).

>  Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.

Pilot plant-scale testwork commenced in 2nd Quarter 2018 based on the optimized bench-scale results.  Pilot plant testwork will be undertaken on a composited sample of intercepts from Piedmont’s Phase II drilling program.

Bench-scale ore sorting testwork is schedule for Q3 at Steinert US facilities in Lexington, KY.

Further pilot plant testwork including DMS, spodumene flotation, magnetic separation and by-product flotation is planned for the next 12 months.